Exhibit 21.1

Oranco, Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Reliant Galaxy International Limited	British Virgin Islands

Sure Rich Investment (Group) Limited	Hong Kong

Fujian Jin’ou Trading Co., Ltd.	People’s Republic of China

Fenyang Huaxin Wine Industry Development Co., Ltd.	People’s Republic of China

Fenyang Jinqiang Wine Co., Ltd.	People’s Republic of China

Beijing Huaxin Tianchuang Enterprise Management Consulting Co., Ltd.	People’s Republic of China

Guangzhou Silicon Technology Co,. Ltd.	People’s Republic of China